[TPC Group LLC Letterhead]

September 20, 2011

Via EDGAR and Overnight Mail

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549-7010

Attention:	Ms. Pamela Long
Ms. Jessica Dickerson
Mr. Dietrich King

Re:	Request for Acceleration of Effectiveness of TPC Group LLC Registration
Statement on Form S-4 (File No. 333-173804) initially filed on April 29, 2011

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, TPC Group LLC, a Texas limited liability company (the “Company”), hereby requests that the effectiveness of its Registration Statement on Form S-4 (File No. 333-173804) (as amended, the “Registration Statement”) be accelerated so that the Registration Statement will become effective on September 22, 2011, at 12:00 p.m. Eastern Time, or as soon thereafter as practicable.

The Company authorizes M. Breen Haire of Baker Botts L.L.P. to orally modify or withdraw this request for acceleration.

The Company acknowledges that:

(i) should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

(ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

(iii) the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please notify M. Breen Haire of Baker Botts L.L.P. at 713.229.1648 at your earliest convenience after the Registration Statement has been declared effective.

Very truly yours,

TPC GROUP LLC

By:	/s/ Michael T. McDonnell
Michael T. McDonnell
President and Chief Executive Officer

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